Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

September 20, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Ann Dobelbower, Ms. Christina Fettig

RE:	Deutsche Market Trust (File No. 811-01236) (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-219091)

Dear Ms. Dobelbower and Ms. Fettig:

This letter is being submitted in response to further comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on September 5, 2017 regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”). The Registration Statement contemplates the merger of Deutsche Select Alternative Allocation Fund, a series of the Registrant (“Select”), into Deutsche Real Assets Fund, a series of the Registrant (“Real Assets” and with Select, the “Funds”).

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Staff’s comments and making other updates. We currently intend to file an amendment to the Registration Statement today, September 20, 2017, or as soon as possible thereafter.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: Please confirm that the fees presented in the Annual Fund Operating Expenses Table represent current fees, in accordance with Item 3 of Form N-14.

Response: The fees, as included in the revised table, represent current fees in accordance with Item 3 of Form N-14.

2.	Comment: Please submit a revised auditor’s consent.

Response: A revised consent from Ernst & Young will be included in the amendment filing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/ Laura McCollum

Laura McCollum

Vice President and Counsel

cc: John Marten, Vedder Price P.C.